Exhibit 6.9

LETTER OF INTENT

March 8, 2021

This letter of intent (“LOI”) summarizes the principal terms of a strategic partnership between Crush Capital Inc. (“Crush”) and Dalmore Group, LLC (“Dalmore”), whereby Dalmore shall act as the exclusive provider of operations and compliance services to featured Reg A+ Issuers in Season One of Crush’s original series, Going Public (the “Show”).

This non-binding LOI shall serve as proof of the contemplated relationship between Crush and Dalmore and will be followed by a definitive Agreement (“Agreement”) outlining specific terms and conditions of the partnership. Dalmore is a registered broker-dealer providing services in the equity and debt securities market, including offerings conducted via SEC approved exemptions such as Reg D 506(b), 506(c), Regulation A+, Reg CF and others.

Crush recognizes the benefits of having Dalmore engage with featured Issuers who will need a service provider for their investors who participate in their Reg A+ offerings.

For Crush’s Show:

●	Crush will require all Season One issuers to engage Dalmore to provide operations and compliance services for their respective Reg A+ offerings and act as the broker/dealer of record. In addition to entering into an exclusive Agreement with Crush, Dalmore would enter into a separate Master Services Agreement (“MSA”) with each issuer.

●	For each contracted issuer, Dalmore agrees to:

o	Review investor information, including KYC (Know Your Customer) data, perform AML (Anti-Money Laundering) and other compliance background checks, and provide a recommendation to Client whether or not to accept investor as a customer of the Client.
o	Review each investors subscription agreement to confirm such Investors participation in the offering, and provide a determination to Client whether or not to accept the use of the subscription agreement for the Investors participation;
o	Contact and/or notify the issuer, if needed, to gather additional information or clarification on an investor;
o	Not provide any investment advice nor any investment recommendations to any investor;
o	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or in our performance under this Agreement (e.g. as needed for AML and background checks);
o	Review the viability of each Issuer that wishes to participate in the Show and ultimately provide a decision as to whether to proceed with the Issuer, with Dalmore as the BD of record;

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o	Dalmore will be responsible for all FINRA 5110 filings and updates;
o	Dalmore will review each episode for compliance with applicable rules prior to it airing and/or streaming to the public. If any changes will be required, the Issuer, in conjunction with the Show, will need to either edit or rerecord the affected portion(s) as required by Dalmore; and
o	Coordinate with third party providers, such as FundAmerica (Prime Trust), to ensure adequate review of each investor.

This LOI sets forth the basis on which the parties intend to proceed but notwithstanding anything to the contrary contained herein is not intended to create and does not create any legally binding obligation of any nature on the part of either party.

CRUSH CAPITAL INC.

/s/ Darren Marble
By:	Darren Marble
Its:	Co-founder & Co-CEO

/s/ Todd Goldberg
By:	Todd Goldberg
Its:	Co-founder & Co-CEO

Acknowledged and agreed:

DALMORE, LLP

/s/ Etan Butler
By:	Etan Butler
Its:	Chairman

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